KarbonPay, Inc. (the "Company"), a Texas Corp
Financial Statements
Produced and Provided by KarbonPay, Inc.
As uncertified, unaudited
Consolidated by Company

Years Ending December 31, 2020 & 2021

To whom it may concern,

We have consolidated our operations between KarbonPay, Inc. and recently purchased XmartClock, LLC. The following statements use an audit performed by our auditor Mongio & Associates CPAs, LLC for the FYE 12/31/2020 and an internally prepared consolidated statement comprising of operations from KarbonPay, Inc. and it's wholly owned subsidiary XmartClock, LLC for the FYE 12/31/2021.

Statement of Financial Position

	Internal FYE 12/31/21	Audited FYE 12/31/20
ASSETS		
Current Assets		
Cash and Cash Equivalents	36,354	656
Deposits		-
Total Current Assets	36,354	656
Non-current Assets		
Investments		
Goodwill on Xmartclock acquisition	213,052	-
Property and Equipment, net of Accumulated Depreciation	2,872	1,230
Total Non-Current Assets	215,924	1,230
TOTAL ASSETS	252,278	1,886
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	87,458	24,345
Total Current Liabilities	87,458	24,345
Non-current Liabilities		
Long Term Loan	189,743	
TOTAL LIABILITIES	277,200	24,345
EQUITY		
Member's Capital	879,920	167,500
Additional Paid in Capital		
Accumulated Deficit	(904,843)	(189,960)
Member Draw		-
Total Equity	(24,923)	(22,460)
TOTAL LIABILITIES AND EQUITY	252,278	1,886

Statement of Operations

	Internal FYE 12/31/21	Audited FYE 12/31/20
Revenue	105,820	
Cost of Sales	(50,593)	
Gross Profit	55,227	
Operating Expenses		
Advertising and Marketing	(66,652)	(553)
General and Administrative	(490,541)	(63,586)
Research and Development	(209,277)	(128,679)
Depreciation	(1,469)	(210)
Total Operating Expenses	(767,938)	(193,028)
Operating Income	(712,712)	(193,028)
Interest Expense	(2,171)	-
Provision for Income Tax	-	-
Net Income	(714,883)	(193,028)

Statement of Cash Flows

	Internal FYE 12/31/21	Audited FYE 12/31/20
OPERATING ACTIVITIES		
Net Income	(714,883)	(193,028)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	210
Accounts Payable	63,113	29,913
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	63,113	30,123
Net Cash Provided by Operating Activities	(651,770)	(162,905)
INVESTING ACTIVITIES		
Goodwill paid on Xmartclock purchase	(213,052)	-
Equipment Purchases	(1,642)	(1,440)
Net Cash Provided by Investing Activities	(214,694)	(1,440)
FINANCING ACTIVITIES		
Member Contributions	712,420	165,000
Long Term Debt	189,743	-
Net Cash Provided by Financing Activities	902,163	165,000
Cash at Beginning of Period	655	-
Net Cash increase (decrease) for period	35,699	655
Cash at end of period	36,354	655

Statement of Changes in Member Equity

Member Capital			
	$ Amount	Accumluated Deficit	Total Member Equity
Beginning Balance at 01/01/2020	2,500	(2,500)	-
Contributed Capital	165,000	-	165,000
Net Loss	-	(187,460)	(187,460)
Ending Bnalance at 12/31/2020	167,500	(189,960)	(22,460)
Contributed Capital	712,420	-	712,420
Net Loss		(714,883)	(714,883)
Ending Bnalance at 12/31/2021	879,920	(904,843)	(24,923)

KarbonPay, Inc.
Notes to Financial Statements
December 31, 2021

Note 1 – Organization and Nature of Activities

KarbonPay, Inc. ("the Company") was formed December 31, 2019 under the laws of the State of Texas. The Company converted from an LLC to an Inc on October 12, 2021. The Company engages in providing cloud-based payroll services to companies in different countries.

The Company anticipates continuing to raise money, develop its product and market share during 2022.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

Our standalone financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Research and Development

Research and Development expenses consist of costs for development of the company's core software platform by way of employees and outsourced contractors. The company has elected not to capitalize any of its external use software and all associated expenses will be recorded in Research and Development.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 10, 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 - Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Member's Equity

The company converted to an Inc and issued stock to its multiple owners in October of 2021. Profits and losses are handled in accordance with provisions common to a Texas corporation.

Note 5 - Subsequent Events

The Company has evaluated events after December 31, 2021, to assess the need for potential recognition or disclosure in this report. No such events have been noted during 2022 as of the date of this report.

Note 6 - Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 7 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19: Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 8 – Management Notes and Disclosures

Development
KarbonPay continues to develop our footprint into additional territories while improving our platform with both functionality and stability improvements. During 2021 we started and began beta testing our Mexico payroll engine and began the research process into the needs of our Philippines potential customers.

Capital Campaigns & Debt Round
While the company was initially funded with $165,000 in early 2020 from a friends and family raise, we also took on invested capital during 2021. We launched a crowdfunding campaign on

Wefunder which closed in September 2021 and raised $732,000. Shortly thereafter we also launched and closed a round on StartEngine which brought in an additional approximately $250,000.

For the acquisition of XmartClock, KarbonPay utilized $220,000 in debt structured with a zero % interest rate due monthly over 36 months with a royalty agreement with the lenders which gives approximately 3% of sales to the investors until their caps are met. Below is a breakdown of the liability as of Dec. 31, 2021.

XmartClock Debt Financing		
Original Balance (June 2020)	220,000	on balance sheet
Loan Balance at 12/31/21	176,771	on balance sheet
Royalty Balance 12/31/21	252,137	off balance sheet

XmartClock Acquisition

While working with our partner in the Philippines they made clear to us that time and attendance would be a critical component of any payroll system for the country. It is also a great add-on for all locations, considering its close link to payroll. We considered two paths to get there: internal development of the functionality or acquisition.

Shortly thereafter, we found XmartClock in an acquisition marketplace and engaged with the company. We purchased the company with balance sheet cash and then raised $220,000 in a structured debt round which included a 36-month zero coupon loan along with a 3% revenue royalty share, XmartClock Acquisition and Integration until investments are returned in double. Today, these loans are performing perfectly with over 20% of the principal already repaid.

One of the benefits of XmartClock is that it has been functioning as a standalone business prior to our acquisition. It is also country-agnostic and came with customers in 22 countries. This has served as not just a great upsell opportunity for existing customers but has also brought us new payroll customers that originally just signed up for time and attendance functionality.

While building our Philippines functionality, we created a basic integration between XmartClock and KarbonPay in a single day. This enabled a customer to a) connect their accounts on the two platforms, b) finalize hours in the XmartClock web-app and c) sync with KarbonPay on demand to populate hours worked directly onto pay slips.

With full ownership of both systems, the integration was quick and effective. We have plans for additional versions of the integration, which will include more complex functionality, including shift policy settings, among others. This will form a part of our Philippines launch.